PIZZA INN, INC.'S SENIOR VICE PRESIDENT -CORPORATE
                     DEVELOPMENT AND GENERAL COUNSEL RESIGNS


THE COLONY, TEXAS -JUNE 16, 2004- PIZZA INN, INC. (NASDAQ:PZZI) announced today that B. Keith Clark, the Company's Senior Vice President - Corporate Development and General Counsel, is resigning from the Company effective July 7, 2004.

Pizza Inn, Inc. is headquartered in The Colony, Texas, along with its distribution division, Norco Restaurant Distribution Services. Pizza Inn represents over 400 restaurants with annual sales of approximately $170 million.